

07003185

SEC...... ...SSION
Washington, D.C. 20549

AB 3/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66246

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jordan, Knauff + Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 S. Dearborn St., Ste 1500
(No. and Street)

Chicago (City) IL (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael E. Collins, Compliance Officer, 312-252-3396
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mark A. Thomson, CPA, Ostrow, Reisin, Berk + Abrams, Ltd.
(Name – if individual, state last, first, middle name)

455 N. Cityfront Plaza, Ste 2600 (Address) Chicago (City) IL (State) 60611-5555 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 3/14

OATH OR AFFIRMATION

I, George C. Jordan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jordan, Knauff + Company, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Principal

Title


OFFICIAL SEAL
DAVID KAKAREKA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/21/10

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JORDAN, KNAUFF & COMPANY

YEARS ENDED DECEMBER 31, 2006 AND 2005


PROCESSING
185
SECTION

JORDAN, KNAUFF & COMPANY

YEARS ENDED DECEMBER 31, 2006 AND 2005

CONTENTS



Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com
Chicago . Joliet

Independent Affiliate of BKR International

Independent Auditors' Report

Board of Directors
Jordan, Knauff & Company
Chicago, Illinois

We have audited the accompanying statement of financial condition of Jordan, Knauff & Company (the Company), as of December 31, 2006 and 2005 and the related statements of operations, changes in members' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Jordan, Knauff & Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audits of the basic financial statements and, in our opinion, based upon our audits, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 26, 2007

JORDAN, KNAUFF & COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31,	2006	2005
ASSETS		
Current assets:		
Cash	$ 1,227,431	$ 305,633
Accounts receivable	167,669	266,732
Due from members	3,658	
Prepaid expenses	119,100	341
Other current assets	7,011	
Total current assets	1,524,869	572,706
Property and equipment:		
Furniture and equipment	57,230	44,157
Less accumulated depreciation	37,435	28,060
Property and equipment, net	19,795	16,097
Total assets	$ 1,544,664	$ 588,803
LIABILITIES AND MEMBERS' CAPITAL		
Current liabilities:		
Accounts payable and accrued expenses	$ 15,509	$ 82,485
Note payable, member	50,000	50,000
Total current liabilities	65,509	132,485
Members' capital	1,479,155	456,318
Total liabilities and members' capital	$ 1,544,664	$ 588,803

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF OPERATIONS

Years ended December 31,	2006	2005
Revenue:		
Fees	$ 6,387,318	$ 1,253,195
Interest	70,117	9,619
Total revenue	6,457,435	1,262,814
Operating expenses:		
Guaranteed payments to owners	1,347,122	278,000
Salaries	975,305	239,000
Subcontractor fees	262,500	212,666
Payroll taxes	38,301	18,520
Accounting fees	46,899	25,085
Bad debts	6,137	94,299
Deal support - consultants	2,197,723	44,500
Depreciation	9,375	11,000
Dues and subscriptions	16,456	16,987
Insurance - other	7,446	6,361
Legal and professional	129,280	24,561
Marketing and advertising	115,010	82,405
Medical insurance	17,198	25,957
Miscellaneous	7,268	12,614
Office supplies	15,464	6,575
Outsourced administration	68,175	102,852
Printing and reproduction	301	1,558
Rent	73,961	59,450
Telecommunications	17,918	7,862
Travel and entertainment	76,959	35,039
Total operating expenses	5,428,798	1,305,291
Operating income (loss)	1,028,637	(42,477)
Interest expense	6,000	6,000
Net income (loss)	$ 1,022,637	$ (48,477)

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

Years ended December 31,	2006	2005
Members' capital:		
Balance, beginning of year	$ 456,318	$ 504,795
Capital contributed	200	
Net income (loss)	1,022,637	(48,477)
Balance, end of year	$ 1,479,155	$ 456,318

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF CASH FLOWS

Years ended December 31,	2006	2005
Operating activities:		
Net income (loss)	$ 1,022,637	$ (48,477)
Adjustments to reconcile above to cash provided by (used in) operating activities:		
Depreciation	9,375	11,000
(Increase) decrease in operating assets:		
Accounts receivable	99,063	(2,828)
Due from members	(3,458)	5,889
Prepaid expenses	(118,759)	2,689
Other current assets	(7,011)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(66,976)	23,266
Cash provided by (used in) operating activities	934,871	(8,461)
Investing activities:		
Purchase of furniture and equipment	(13,073)	(10,645)
Cash used in investing activities	(13,073)	(10,645)
Increase (decrease) in cash	921,798	(19,106)
Cash, beginning of year	305,633	324,739
Cash, end of year	$ 1,227,431	$ 305,633
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 12,000	
Note:		
A non-cash entry was made setting up an amount due from members and added to members' capital	$ 200	

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Operations:

Jordan, Knauff & Company (the Company) is an Illinois limited liability company formed in March 2001 for the purposes of conducting investment banking and company financing. The Company is focused on providing services to companies in the lower middle-market throughout the United States. This typically includes companies with revenues between $10.0 million and $150.0 million and EBITDA between $1.0 million and $15.0 million. The firm engages in four primary lines of business. The first of these is acquisition advisory, which involves assignments to help a company or a private equity firm acquire another company. The second type of engagement consists of business sale assignments, in which the firm markets a company for sale to private equity investors, strategic buyers and others. Private placement of debt and equity capital represents the firm's third line of business. Typically, private equity firms and large banks are approached with the opportunity to deploy capital in the companies represented by Jordan, Knauff & Company. The fourth and final service area is a highly specialized subset of acquisition advisory, known as an Industry Development Project (IDP). Through an IDP, the Company is retained by private equity investors, capital providers or strategic buyers to source opportunities for clients to deploy capital.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

The Company's revenue is derived primarily from providing investment banking services. Investment banking fees are recognized in the period when service is performed.

1. Nature of business and summary of significant accounting policies (continued)

Accounts receivable:

Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as necessary, any balance deemed uncollectible. Accounts receivable at December 31, 2006 and 2005 are expected to be fully collected.

Property and equipment and related depreciation:

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the useful lives of the assets.

Income taxes:

The Company is treated as a partnership for income tax purposes and, as such, is not taxed. Under Subchapter K of the Internal Revenue Code, each member is taxed on his distributive share of the Company's income whether or not that income is actually distributed.

2. Note payable, member

The Company signed a promissory note, dated June 30, 2003, with a member for the principal sum of $50,000 with interest at a rate of 12% per annum. According to the note, principal and interest shall be paid in full on or before June 30, 2005. During the year ended December 31, 2005, the member agreed to extend the term of the note to December 31, 2006. The note was subsequently extended to December 31, 2007. As of December 31, 2006 and 2005, no principal payments have been made. Total interest accrued at December 31, 2006 and 2005 was $-0- and $6,000, respectively. Interest expense is $6,000 for each of the years ended December 31, 2006 and 2005.

3. Office lease

The Company entered into a lease for office space in downtown Chicago effective May 1, 2004 through April 30, 2007, with a monthly rent of $4,000 for the term of the lease. Monthly rent was subsequently increased to $5,000 for the year ended December 31, 2006. Under the terms of the lease, either party may cancel with 120 days notice to the other party. As of December 31, 2006, the Company expects to occupy the office space for the full term of the lease. The Company is currently in preliminary negotiations to lease different office space in the same building effective May 1, 2007; however, no formal lease has been signed.

3. Office lease (continued)

Rent expense for the years ended December 31, 2006 and 2005 was $73,961 and $59,450, respectively.

4. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or shall not exceed 8 to 1 for twelve months after commencing business as a broker-dealer. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006 and 2005, the Company had net capital of $1,137,037 and $162,716, respectively, which was $1,132,037 and $157,716, respectively, in excess of its required net capital of $5,000. At December 31, 2006 and 2005, the Company's net capital ratio was .06 to 1 and .8 to 1, respectively.

5. Concentration of credit risk

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash. The amount in excess of federally insured limits at December 31, 2006 is $1,427,129.

6. Employee retirement plan

During the year ended December 31, 2006, the Company adopted a 401(k)/profit-sharing plan covering all employees and members who meet eligibility requirements. The plan allows employees and members to make voluntary contributions within stated limits set by the plan for which maximum amounts are subject to Internal Revenue Service statutory limitations. The plan provides for discretionary matching and discretionary profit-sharing contributions. There were no discretionary matching or discretionary profit-sharing contributions approved for the year ended December 31, 2006.

JORDAN, KNAUFF & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2006				
Total members' capital			$	1,479,155
Deductions and/or charges:				
Nonallowable assets:				
Accounts receivable	$	167,669		
Property and equipment, net		19,795		
Prepaid expenses		119,100		
Other current assets		7,011		
Money market fund haircut		28,543		342,118
Net capital				1,137,037
Minimum net capital requirement				5,000
Excess net capital			$	1,132,037
Aggregate indebtedness:				
Accounts payable and accrued expenses			$	15,509
Note payable, member				50,000
Aggregate indebtedness			$	65,509
Ratio of aggregate indebtedness to net capital				.06 to 1
Reconciliation with Company's computation of minimum capital requirements:				
Net capital, as reported in the Company's X-17 A-5			$	1,133,379
Increase in other charges against capital				3,658
Net capital per above			$	1,137,037

JORDAN, KNAUFF & COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

DECEMBER 31, 2006

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

END